

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2021

Ray Young
Chief Financial Officer
Archer-Daniels-Midland Co
77 West Wacker Drive
Suite 4600
Chicago, IL 60601

>   **Re: Archer-Daniels-Midland Co**
>   **Form 10-K for the year ended December 31, 2020**
>   **Filed February 18, 2021**
>   **File No. 1-00044**

Dear Mr. Young:

 We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

 After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2020

Exhibits

1.   Your Exhibit 21 subsidiary listing "excludes unnamed subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a "significant subsidiary" as defined in Regulation S-X of the United States Securities and Exchange Commission (17 CFR 210.1-02(w))." Please confirm for us that the excluded subsidiaries are not regulated by another Federal agency as discussed in the instructions to Exhibit 21. If you have excluded subsidiaries which are regulated by another Federal agency, please tell us how you determined this was appropriate.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mindy Hooker, Accountant, at (202) 551-3732 or John Cash, Branch Chief, at (202) 551-3768 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing